United States securities and exchange commission logo





                          August 27, 2021

       Jerome Baglien
       Chief Financial Officer
       Benefit Street Partners Realty Trust, Inc.
       1345 Avenue of the Americas, Suite 32A
       New York, New York 10105

                                                        Re: Benefit Street
Partners Realty Trust, Inc.
                                                            Registration
Statement filed on Form S-4
                                                            Filed August 20,
2021
                                                            File No. 333-258947

       Dear Mr. Baglien:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael McTiernan